POLYMET MINING CORP.
(a development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 April 2009

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at 30 April and 31 January
All figures in Thousands of U.S. Dollars
(unaudited)

	30 April	31 January
	2009	2009
ASSETS		(restated - Note 2)
Current
Cash and equivalents	$3,050	$7,354
Accounts receivable and advances	66	69
Investment	65	57
Prepaid expenses	369	470
	3,550	7,950
Deferred Financing Costs (Note 11c))	1,754	1,739
Mineral Property, Plant and Equipment (Notes 2, 3 and 4)	97,948	91,910
	$103,252	$101,599

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,135	$2,797
Current portion of long term debt (Note 5)	1,500	1,250
Current portion of asset retirement obligation (Note 6)	321	321
	4,956	4,368

Long term
Long term debt (Note 5)	9,682	10,063
Convertible debt (Note 7)	14,232	13,943
Asset retirement obligation (Note 6)	2,985	2,890
	31,855	31,264

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	105,169	104,768
Contributed Surplus – (Note 8d))	29,184	27,549
Accumulated Other Comprehensive Income	8	-
Deficit – (Note 2)	(62,964)	(61,982)
	71,397	70,335
	$103,252	$101,599

Nature of Business and Liquidity Risk (Note 1)
Contingent Liabilities and Commitments (Notes 4 and 11)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Other Comprehensive Income and Deficit
For the three months ended 30 April
All figures in Thousands of U.S. Dollars, except per share amounts
(unaudited)

	2009	2008
		(restated - Note 2)
General and Administrative
Amortization	7	8
Asset retirement obligation accretion (Note 2)	95	103
Consulting fees	9	17
Investor relations and financing	35	26
Office and corporate wages	286	291
Professional fees	16	112
Shareholders’ information	47	63
Stock-based compensation (Note 8c))	453	162
Transfer agent and filing fees	9	95
Travel	52	141
	1,009	1,018

Other Expenses (Income)
Interest income, net	(1)	(97)
Loss (gain) on foreign exchange	13	36
Investment loss	-	179
Rental income	(39)	(59)
	(27)	59

Loss for the Period	$982	$1,077

Other Comprehensive Income
Unrealized gain on investment	8	-
Comprehensive Loss	974	1,077

Loss for the Period	982	1,077
Deficit – Beginning of the Period	61,982	57,003

Deficit – End of the Period	$62,964	$58,080

Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	137,597,414	136,999,713

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares
(unaudited)

	Common Shares (Note 8)

				Accumulated
				Other
			Contributed	Comprehensive	Deficit
	Shares	Amount	Surplus	Income	(restated - Note 2)	Total
Balance – 31 January 2008	136,991,075	$104,615	$20,825	$-	$(57,003)	$68,437
Loss for the period	-	-	-	-	(4,979)	(4,979)
Shares issued for cash:
Exercise of options	312,800	452	-	-	-	452
Fair value of stock options exercised	-	245	(245)	-	-	-
Convertible debt – conversion factors and warrants (Note 7)	-	-	691	-	-	691
Accrual of Milestones 2 and 4 Bonus Shares	-	-	3,912	-	-	3,912
Amendment to previously issued warrants (Note 8e))	-	(544)	544	-	-	-
Stock-based compensation	-	-	1,822	-	-	1,822
Balance – 31 January 2009	137,303,875	$104,768	$27,549	$-	$(61,982)	$70,335
Loss for the period	-	-	-	-	(982)	(982)
Other comprehensive income for the period	-	-	-	8	-	8
Shares and warrants issued:
Exercise of options	475,000	231	-	-	-	231
Fair value of stock options exercised	-	170	(170)	-	-	-
Accrual of Milestones 2 and 4 Bonus Shares (Note 11)	-	-	1,228	-	-	1,228
Stock-based compensation	-	-	577	-	-	577
Balance – 30 April 2009	137,778,875	$105,169	$29,184	$8	$(62,964)	$71,397

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
For the Three Months Ended 30 April
All figures in Thousands of U.S. Dollars
(unaudited)

	2009	2008
		(restated - Note 2)
Operating Activities
Loss for the period	$(982)	$(1,077)
Items not involving cash
Amortization	7	8
Asset retirement obligation accretion	95	103
Investment loss	-	179
Stock-based compensation	453	162
Changes in non-cash working capital items
Accounts receivable and advances	3	(14)
Prepaid expenses	101	185
Accounts payable and accrued liabilities	387	(987)
Net cash from (used in) operating activities	64	(1,441)

Financing Activities
Share capital – for cash	231	13
Deferred financing costs	(15)	(5)
Convertible debt costs	(28)	-
Long-term debt repayment	(250)	(500)
Net cash used in financing activities	(62)	(492)

Investing Activities
Purchase of mineral property, plant and equipment	(4,306)	(6,129)
Net cash used in investing activities	(4,306)	(6,129)

Net Increase (Decrease) in Cash and Cash Equivalents Position	(4,304)	(8,062)
Cash and Cash Equivalents Position - Beginning of Period	7,354	20,084
Cash and Equivalents Position - End of Period	$3,050	$12,022

Non-Cash Financing and Investing Activities

Changes in accounts payable and accrued liabilities related to	$(328)	$(1,088)
Investing Activities

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Liquidity Risk

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources Ltd. to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Liquidity Risk

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture (Note 7) amounting to $15 million were advanced to the Company by 30 April 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs Natural Resources Inc. (“Cliffs”) to allow the debenture holder to obtain a mortgage over certain of the Company’s assets (Notes 4 and 5). In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones or conditions under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

2.	Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2009.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2009:

(i)

Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2009		30 April 2008		31 January 2008

	As previously	Restated	As previously	Restated	As Previously	Restated
	Reported		Reported		Reported
Mineral	93,067	91,910	70,731	69,914	65,019	64,305
Property Plant
and Equipment
Loss for the	4,536	4,979	974	1,077	3,690	4,124
period
Deficit	60,825	61,982	57,263	58,080	56,289	57,003
Loss per share	0.03	0.04	0.01	0.01	0.03	0.03

(ii)

EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company’s financial statements.

(iii)

EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company’s financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The initial term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The lease is indefinitely renewable by making annual lease payments of $150,000 on the anniversary of the original agreement and PolyMet US made such payment prior to 4 January 2009. All lease payments have been paid to 30 April 2009.

PolyMet US can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by PolyMet US. PolyMet US’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet US holds mineral rights and the right to mine. PolyMet US had intended to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project. Legislation has been introduced in the United States Congress to facilitate a possible direct acquisition of surface rights.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment

Details are as follows:

			30 April	31 January
			2009	2009
		Accumulated	Net Book	Net Book
30 April 2009	Cost	Amortization	Value	Value
NorthMet Project	$97,740	$-	$97,740	$91,707
Leasehold improvements	47	23	24	26
Computers	264	154	110	99
Furniture and equipment	140	66	74	78
	$98,191	$243	$97,948	$91,910

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment was paid on 30 June 2008 (Note 5).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

•	2 million shares of PolyMet, paid at closing;

•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,306,000 (Note 6) less accretion of $1,252,000 charged to retained earnings has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Property, Plant and Equipment - continued

Interest and loan accretion to 30 April 2009 in the amount of $2,127,000 (31 January 2009 - $1,957,000) related to the transactions with Cliffs has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 30 April 2009.

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 30 April 2009 the outstanding long term debt was as follows:

	30 April	31 January
	2009	2009

Notes payable	$11,169	$11,299
Accrued interest	13	14
Total debt	11,182	11,313
Less current portion	(1,500)	(1,250)

Long term debt	$9,682	$10,063

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 30 April 2009 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s estimate of the fair value of the asset retirement obligation at 30 April 2009 was $3,306,000 (31 January 2009 - $3,211,000). These were based upon a 30 April 2009 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, a credit-adjusted risk free interest rate of 12.00%, a mine life of 20 years and a reclamation period of 9 years.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Convertible Debt

On 31 October 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on 30 September 30 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before 30 September 2009, and at Glencore’s option thereafter. At 30 April 2009, $414,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on 30 September 2011. If the volume-weighted 20- day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company has accounted for the second US$7.5 million of the Debentures by allocating the $7.5 million between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $43,000 have been recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital

	a)	Share Issuances for Cash

During the three months ended 30 April 2009, the Company issued 475,000 shares (30 April 2008 – 20,300) pursuant to the exercise of stock options for total proceeds of $231,000 (30 April 2008 - $13,000).

	b)	Stock Options

The Company’s Omnibus Share Compensation Plan covers PolyMet’s employees, directors, officers and consultants. Options are granted for varying terms ranging from two to five years. During the three month period ended 30 April 2009, the Company granted 1,410,000 options. The maximum number of common shares under the plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 11a)).

Details of stock option activity is as follows:

	Three Months	Year ended
	ended 30 April	31 January
	2009	2009
Outstanding - Beginning of period	12,615,000	11,312,800
Granted	1,410,000	1,690,000
Forfeited	(350,000)	(75,000)
Exercised	(475,000)	(312,800)
Outstanding - End of period	13,200,000	12,615,000

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

As at 30 April 2009, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
5 July 2009	0.54	0.66	825,000
18 October 2009	0.64	0.79	50,000
30 March 2010	0.53	0.65	85,000
1 May 2010	0.69	0.85	350,000
15 June 2010	0.76	0.94	40,000
19 September 2010	1.11	1.36	1,540,000
24 October 2010	0.98	1.20	200,000
5 December 2010	0.93	1.15	200,000
20 March 2011	2.24	2.76	2,900,000
19 June 2011	2.41	2.97	325,000
1 September 2011	3.11	3.82	300,000
22 September 2011	2.85	3.51	75,000
5 January 2012	2.68	3.30	525,000
13 February 2012	2.99	3.68	1,250,000
8 March 2012	2.88	3.54	400,000
12 March 2012	2.92	3.59	250,000
23 March 2012	2.89	3.56	50,000
4 September 2012	3.00	3.69	360,000
12 December 2012	3.05	3.75	205,000
11 January 2013	3.03	3.73	70,000
31 January 2013	2.87	3.53	100,000
15 February 2013	2.72	3.35	500,000
2 June 2013	3.92	4.82	100,000
30 July 2013	3.22	3.96	175,000
30 January 2014	0.82	1.01	915,000
17 February 2014	0.82	1.01	1,410,000
	1.89	2.32	13,200,000

As at 30 April 2009 all options had vested and were exercisable, with the exception of 30,000 which vest incrementally until September 2009 and 1,752,500 which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	c)	Stock-Based Compensation

During the three month period ended 30 April 2009, the Company issued 1,410,000 options to directors, officers, consultants and employees with an average exercise price of USD$0.82 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.39%
Expected dividend yield	Nil
Expected stock price volatility	81.97%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.37. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the quarter ended 30 April 2009, the Company recorded $577,000 for stock based compensation in its accounts as an expense of $453,000 and a debit to mineral property, plant and equipment of $124,000, with the offsetting entries going to contributed surplus.

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued as well as the debt conversion features, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	30 April	31 January
	2009	2009
Balance – Beginning of period	$27,549	$20,825
Current period fair value of stock-based compensation	577	1,822
Fair value of exchangeable warrants and debt conversion	-	691
Change in fair value of warrants amended	-	544
Accrual of bonus shares for Milestones 2 and 4 (Note 11a))	1,228	3,912
Fair value of stock options exercised during the period	(170)	(245)
Balance – End of period	$29,184	$27,549

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	30 April 2009		31 January 2009
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of
period	15,370,000	4.74	9,120,000	4.00
Cancelled	-	-	(8,020,000)	4.00
Issued	-	-	4,010,000	3.00
Issued	-	-	4,010,000	5.50
Issued (Note 7)	-	-	6,250,000	5.50

Warrants outstanding – end of period	15,370,000	4.74	15,370,000	4.74

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to share capital and credited to contributed surplus in the year ended 31 January 2009.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 10c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

All of the warrants are exercisable as at 31 January 2009, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	30 April	30 April
	2009	2008
Consulting fees paid to David Dreisinger, a Director of the Company	$13	$16
Rent and charges paid to a company of which the Executive Chairman is
a director	-	5

	$13	$21

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the three months ended 30 April 2009, the Company paid $13,000 (30 April 2008 - $16,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

During the three months ended 30 April 2009, the Company paid $nil (30 April 2008 - $5,000) to Baja Mining Corp. (“Baja”) primarily for health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 September 2008, the Company ceased paying the health insurance plan costs to Baja.

The Company believes that the contract with Baja was at terms that were fair to the parties involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the Executive Chairman’s office located in Canada. Segmented information on a geographic basis is as follows:

30 April 2009	Canada	U.S.	Consolidated
Segment operating loss	$831	$151	$982
Identifiable assets	$3,137	$100,115	$103,252

30 April 2008	Canada	U.S.	Consolidated
Segment operating loss	$903	$174	$1,077
Identifiable assets	$13,025	$72,640	$85,665

11.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 30 April 2009, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To 30 April 2009, 3,940,000 shares have been issued for the achievement of Milestones 1 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the three months ended 30 April 2009, the Company accrued $267,000 related to Milestone 2 (30 April 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

11.	Contingent Liabilities and Commitments - continued

(iii)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the three months ended 30 April 2009, the Company accrued $961,000 related to Milestone 4 (30 April 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,518,000 including the amount that the Company has capitalized related to an account payable of $1,443,000 for the full value of the parts.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)	On 30 April 2009, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,000,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for- trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	30 April	31 January
	2009	2009
Held-for-trading (1)	$3,050	$7,354
Available-for-sale	65	57
Loans and receivables	66	69
Other financial liabilities (2)	28,549	28,053

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

As at 30 April 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	30 April	31 January
	2009	2009
Held-for-trading (1)	$262	$155
Available-for-sale	65	57
Loans and receivables	24	34
Other financial liabilities (2)	(92)	(255)

	$259	$(9)

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 30 April 2009, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $26,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The company has not hedged any of its interest rate risk.

As at 30 April 2009, the Company is exposed to interest rate risk through the following assets and liabilities:

	30 April	31 January
	2009	2009
Held-for-trading (1)	$3,050	$7,354
Other financial liabilities (2)	25,414	25,256

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 30 April 2009, the Company is exposed to investment risk through the following assets:

	30 April	31 January
	2009	2009
Available-for-sale (1)	$65	$57

(1)	Includes investment.